Exhibit 99.1

Notice of 2022 Annual and Special Meeting of Shareholders & Notice of Availability of Meeting Materials

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Wheaton Precious Metals Corp. (the “Company”) uses the notice and access model for the delivery of its information circular to its shareholders in respect of its annual and special meeting of shareholders to be held on May 13, 2022 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2021 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form (“VIF”), as applicable, enabling them to vote at the Meeting. The Company has adopted an online virtual meeting platform in addition to the in person meeting location and shareholders are encouraged to participate in the Meeting using this online platform. See important information below on voting at the Meeting using the online platform.

MEETING DATE AND LOCATION

Important Meeting Information
Date	May 13, 2022
Time	10:30a.m. (PST)
Virtual	https://web.lumiagm.com/285841977
In person	Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

HOW TO ACCESS THE INFORMATION CIRCULAR

The Information Circular can be viewed online as follows:

The Company’s website: www.wheatonpm.com/Investors/annual-general-meeting

The Company’s page on SEDAR: www.sedar.com

The Company’s filings on United States Securities and Exchange Commission: www.sec.gov

Shareholders may request paper copies of the Information Circular be sent to them by postal delivery at no cost to them for up to one year from the date the Information Circular was filed on SEDAR by calling toll-free at 1-888-433-6443 or by emailing tsxt-fulfilment@tmx.com. Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or VIF in order to receive the Information Circular in advance of the proxy deposit date and Meeting. The Information Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Information Circular with this notification. Please note that if you request a paper copy of the Information Circular, you will not receive a new proxy form or VIF, so please keep the original form sent with this notice in order to vote. SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

FINANCIAL STATEMENTS: To receive the audited consolidated financial statements for the year ended December 31, 2021 and the report of the auditors thereon.

ELECTION OF DIRECTORS: To elect the ten director nominees. See the section entitled “Election of Directors” in the Information Circular.

APPOINTMENT OF AUDITORS: To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2022 and to authorize the directors to fix the auditors’ remuneration. See the section entitled “Appointment of Auditors” in the Information Circular.

SAY ON PAY: To approve a non-binding advisory resolution on the Company’s approach to executive compensation. See the sections entitled “Executive Compensation” and “Say On Pay Advisory Vote” in the Information Circular.

OTHER BUSINESS: To transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

Shareholders with questions about notice and access can call toll free at 1-800-380-8687

VOTING – ONLINE VIRTUAL MEETING PLATFORM

All shareholders participating in our online virtual Meeting platform will be able listen to the Meeting live, ask questions online, and for registered shareholders or proxyholders, submit votes in real time. The online Meeting can be accessed at https://web.lumiagm.com/285841977. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) may enter the online Meeting platform by clicking “I have a control number” and entering a valid control number and the password “wheaton2022” (case sensitive) before the start of the Meeting. Non-registered shareholders who wish to vote at the Meeting through the online virtual platform must insert their own name in the space provided on the VIF received from the nominee. In so doing, such non-registered shareholder will be instructing its nominee to appoint such non-registered shareholder as proxyholder. Non-registered shareholders must adhere strictly to the signature and return instructions provided by their nominee. It is not necessary to complete the form in any other respect, since such non-registered shareholder will be voting at the Meeting by voting online through the online virtual Meeting platform. Non-registered shareholders who wish to vote at the Meeting must register as proxyholder by contacting TSX Trust Company at 1-866-751-6315 (in North America) or 1 (212) 235-5754 outside North America or by completing the electronic form located at: https://www.tsxtrust.com/control-number-request by 10:30 a.m. PST on Wednesday, May 11, 2022. AST Trust Company (Canada) will then provide the non-registered shareholder with a control number by email after the proxy voting deadline has passed. The control number is the non-registered shareholder’s username for the purposes of logging into the Meeting.

VOTING – PROXY

For shareholders who are unable to attend the online virtual Meeting, they may choose to vote by proxy as follows:

Registered shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

CANADA AND UNITED STATES

FAX:	1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

INTERNET:	Go to www.tsxtrust.com/vote-proxy and follow the instructions using the 13-digit control number located on the proxy.

E-MAIL:	Send to proxyvote@tmx.com.

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to: TSX Trust Company Proxy Dept., P.O. Box 721 Agincourt, Ontario M1S 0A1 Canada

Non-registered (or beneficial) shareholders are asked to return their voting instructions using the methods set out on their VIF or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your VIF:

CANADA		UNITED STATES

MAIL:	Data Processing Centre P.O. Box 3700, STN INDUSTRIAL PARK Markham, Ontario L3R 9Z9 Canada	MAIL:	Proxy Services PO Box 9104 Farmingdale, New York 11735-9533 USA

TELEPHONE:	English: 1-800-474-7493 French: 1-800-474-7501	TELEPHONE:	1-800-454-8683

INTERNET:	Go to www.proxyvote.com and follow the instructions using the 16-digit control number included in your VIF.	INTERNET:	Go to www.proxyvote.com and follow the instructions using the 16-digit control number included in your VIF.

QR CODE:	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.	QR CODE:	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.